Filed Pursuant to Rule 424(b)(2)

File No. 333-180728

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated June 5, 2012 PRICING SUPPLEMENT No. 215 dated June , 2012 (To Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012)

Wells Fargo & Company Medium-Term Notes, Series K
Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

■	Quarterly interest payments

■

The per annum rate of interest payable on the notes will be reset quarterly and will be equal to 3 month LIBOR plus 0.55%, but in no event will be less than 1.25% per annum nor more than 5.00% per annum, for any quarterly interest period

■	Term of approximately 5 years

■	Survivor’s option

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company

■	No exchange listing; designed to be held to maturity

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000	$11	$989
Total

(1)

The agent discount will not be more than 1.10%. In addition to the agent discount, the original offering price specified above includes structuring and development costs. If the notes were priced today, the agent discount and structuring and development costs would total approximately $25.00 per note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $50.00 per note. See “Plan of Distribution” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly-owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

Investment Description

The Notes Linked to 3 Month LIBOR due June 20, 2017 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated April 13, 2012 and prospectus dated April 13, 2012 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012 filed with the SEC on April 13, 2012:

http://www.sec.gov/Archives/edgar/data/72971/000119312512162780/d256650d424b2.htm

Investor Considerations

We have designed the notes for investors who:

¡	seek current income and are willing to accept a floating rate of interest of between 1.25% per annum and 5.00% per annum, inclusive;

¡

seek an investment with a per annum interest rate that will be reset quarterly and will be equal to 3 month LIBOR plus 0.55%, subject to the minimum interest rate of 1.25% per annum and the maximum interest rate of 5.00% per annum, for any quarterly interest period;

¡	understand that the interest rate on the notes will never be higher than 5.00% per annum regardless of how high 3 month LIBOR rises;

¡	understand that if 3 month LIBOR plus 0.55% is less than 5.00% per annum for any quarterly interest period, the cumulative interest rate for that year will be less than 5.00% per annum;

¡	are willing to hold the notes until maturity; and

¡	seek an investment with a survivor’s option.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the maximum interest rate provided by the notes;

¡	are unwilling to accept the credit risk of Wells Fargo; and

¡	prefer the certainty of investments with fixed coupons for the entire term of the investment and with comparable maturities issued by companies with comparable credit ratings.

PRS-2

Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

Terms of the Notes

Pricing Date:	June 15, 2012.*

Issue Date:	June 20, 2012.* (T+3)

Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.

Stated Maturity Date:

June 20, 2017.* The notes are not subject to redemption by Wells Fargo prior to the stated maturity date. The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date except as set forth under “Survivor’s Option” below on page PRS-8.

Payment at Maturity:

Unless repaid prior to stated maturity pursuant to the Survivor’s Option described herein, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.

Interest Payment Dates:

Each March 20, June 20, September 20 and December 20, commencing September 20, 2012 and at maturity.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include September 19, 2012. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during an interest period will be equal to 3 month LIBOR on the determination date for such interest period plus 0.55%, subject to the minimum interest rate and the maximum interest rate.

The “determination date” for an interest period will be two London banking days prior to the first day of such interest period. As a result, the interest rate for the first interest period will be determined two London banking days before the issue date.

“3 month LIBOR” means, for any determination date, the arithmetic mean of the offered rates for deposits in U.S. dollars having a 3 month maturity, commencing on the second London banking day immediately following that determination date that appear on the designated LIBOR page as of 11:00 a.m., London time, on that determination date, if at least two offered rates appear on the designated LIBOR page, provided that if the designated LIBOR page by its terms provides only for a single rate, that single rate will be used. The “designated LIBOR page” means the display on Reuters, or any successor service, on page LIBOR01, or any other page as may replace that page on that service, for the purpose of displaying the London Interbank rates for U.S. dollars.

If (i) fewer than two offered rates appear or (ii) no rate appears and the designated LIBOR page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major banks in the London Interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a 3 month period commencing on the second London banking day immediately following that determination date to prime banks in the London

*

To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-3

Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

Terms of the Notes (Continued)

Interbank market at approximately 11:00 a.m., London time, on that determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, 3 month LIBOR determined on that determination date will be the arithmetic mean of those quotations.

If fewer than two quotations are provided, 3 month LIBOR will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York, New York on that determination date by three major banks in New York, New York selected by the calculation agent for loans in U.S. dollars to leading European banks, having a 3 month maturity and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

If the banks so selected by the calculation agent are not quoting as set forth above, 3 month LIBOR on such determination date will be determined by the calculation agent in a commercially reasonable manner.

Calculation Agent:	Wells Fargo Securities, LLC.

Minimum Interest Rate:	1.25% per annum

Maximum Interest Rate:	5.00% per annum

Survivor’s Option:

We have agreed to repay the notes, if requested by the authorized representative of the beneficial owner of such notes, following the death of the beneficial owner as described under “Survivor’s Option” below on page PRS-8.

Material Tax Consequences:

The notes will be subject to the rules governing variable rate debt instruments for United States federal income tax purposes. Under such rules, holders will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on the holder’s method of accounting for tax purposes. We urge you to read the discussion entitled “United States Federal Income Tax Considerations” below on page PRS-10 for a more detailed discussion of the rules governing variable rate debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.

Agent:

Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $11 per note. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RKH3

PRS-4

Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

Risk Factors

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will be based on the level of 3 month LIBOR, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed 5.00% per annum regardless of the level of 3 month LIBOR on any determination date. In addition, if 3 month LIBOR plus 0.55% is less than 5.00% per annum for any quarterly interest period, the cumulative interest rate for that year will be less than 5.00% per annum. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness and actual or anticipated decreases in our credit ratings may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Agent Discount, Structuring And Development Costs, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, structuring and development costs, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the minimum interest rate and the maximum interest rate provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	3 Month LIBOR. The value of the notes prior to maturity will be influenced by the current and projected levels of 3 month LIBOR.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.

•

Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of 3 month LIBOR. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of 3 month LIBOR during the period of time still remaining to the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount that could be payable at maturity based on the then-current level of 3 month LIBOR.

PRS-5

Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

Risk Factors (Continued)

•

Our Credit Ratings, Financial Condition And Results Of Operation. Actual or anticipated changes in our credit ratings, financial condition or results of operation may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of 3 month LIBOR, an improvement in our credit ratings, financial condition or results of operation will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

One of our affiliates will be the calculation agent for purposes of determining 3 month LIBOR in the event that 3 month LIBOR is not determined by reference to the designated LIBOR page or bank quotations. Although the calculation agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the calculation agent and you.

PRS-6

Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

Historical LIBOR Information

The following graph sets forth 3 month LIBOR for each day in the period from January 1, 2001 to June 1, 2012. On June 1, 2012, 3 month LIBOR was 0.468%. The historical 3 month LIBOR set forth below should not be taken as an indication of 3 month LIBOR in the future.

PRS-7

Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

Survivor’s Option

We have agreed to repay the notes, if requested by the authorized representative of the beneficial owner of such notes, following the death of the beneficial owner, so long as the notes were acquired by the beneficial owner at least six months prior to the request. We refer to this agreement as the “survivor’s option.”

Upon the valid exercise of the survivor’s option and the proper tender of the notes for repayment, we will repay the notes, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the notes, plus any accrued and unpaid interest to the date of repayment.

To be valid, the survivor’s option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the notes under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

A beneficial owner of a note is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of that note, as well as the right to receive the principal amount of the note plus any accrued and unpaid interest.

The death of a person holding a beneficial ownership interest in a note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder’s spouse, will be deemed the death of a beneficial owner of that note, and the entire principal amount of the note held in this manner will be subject to repayment by us upon exercise of the survivor’s option. However, the death of a person holding a beneficial ownership interest in a note as tenant in common with a person other than such deceased holder’s spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the note, and only the deceased beneficial owner’s percentage interest in the principal amount of the note will be subject to repayment.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in a note will be deemed the death of the beneficial owner of that note for purposes of the survivor’s option, regardless of whether that beneficial owner was the registered holder of the note, if the beneficial ownership interest can be established to the satisfaction of Wells Fargo Bank, N.A., as our paying agent (the “paying agent”). A beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property, or other joint ownership arrangements between a husband and wife. In addition, the beneficial ownership interest in a note will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in that note during his or her lifetime. In the case of a joint trust, the joint tenant rules above will apply to the respective beneficial ownership interests.

We have the discretionary right to limit the aggregate principal amount of the notes as to which exercises of the survivor’s option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year to $500,000. In addition, we will not permit the exercise of the survivor’s option for a note with a principal amount of less than $1,000, and we will not permit the exercise of the survivor’s option if such exercise will result in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the survivor’s option may not be withdrawn. An election to exercise the survivor’s option will be accepted in the order that it was received by the paying agent, except for any note the acceptance of which would contravene the limitation described above. Notes accepted for repayment through the exercise of the survivor’s option normally will be repaid on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. For example, if the acceptance date of a note tendered pursuant to a valid exercise of the survivor’s option is March 19, 2015, we would normally repay or repurchase that note on the interest payment date occurring on June 20, 2015, because the March 20, 2015 interest payment date would occur less than 20 days from the date of acceptance. Each tendered note that is not accepted in a calendar year due to the application of the limitation described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered. If a note tendered through a valid exercise of the survivor’s option is not accepted, the paying agent will deliver a notice by first-class mail to the registered holder, at that holder’s last known address as indicated in the note register, that states the reason that note has not been accepted for repayment.

PRS-8

Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

Survivor’s Option (Continued)

Since the notes will be represented by a global security, DTC, as depository, or its nominee will be treated as the holder of the notes and will be the only entity that can exercise the survivor’s option for such notes. To obtain repayment of a note pursuant to exercise of the survivor’s option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the note is held by the deceased beneficial owner:

•	appropriate evidence satisfactory to the paying agent that:

(a) the deceased was the beneficial owner of the note at the time of death and his or her interest in the note was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(b) the death of the beneficial owner has occurred and the date of death, and

(c) the representative has authority to act on behalf of the deceased beneficial owner;

•

if the beneficial interest in the note is held by a nominee or trustee of, or custodian for, or other person in a similar capacity to, the deceased beneficial owner, a certificate satisfactory to the paying agent from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that note;

•

a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

•	if applicable, a properly executed assignment or endorsement;

•

tax waivers and any other instruments or documents that the paying agent reasonably requires in order to establish the validity of the beneficial ownership of the note and the claimant’s entitlement to payment; and

•

any additional information the paying agent requires to evidence satisfaction of any conditions to the exercise of the survivor’s option or to document beneficial ownership or authority to make the election and to cause the repayment of the note.

In turn, the broker or other entity will deliver each of these items to the paying agent and will certify to the paying agent that the broker or other entity represents the deceased beneficial owner.

We retain the right to limit the aggregate principal amount of notes as to which exercises of the survivor’s option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the survivor’s option will be determined by the paying agent, in its sole discretion, which determination will be final and binding on all parties.

The broker or other entity will be responsible for disbursing payments received from the paying agent to the authorized representative. See the section entitled “Description of Notes—Book-Entry, Delivery and Form” in the prospectus supplement.

Forms for the exercise of the survivor’s option may be obtained from Wells Fargo Bank, N.A., Corporate Trust Operations, 608 2nd Avenue South, Minneapolis, MN 55479, Attn: Reorg, 1-612-316-2449.

PRS-9

Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

United States Federal Income Tax Considerations

The following is a general description of certain United States federal income tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the United States federal income tax consequences of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of tax accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes as part of a straddle or a hedging or conversion transaction for tax purposes,

•	a person that purchases or sells notes as part of a wash sale for tax purposes,

•	a person subject to the alternative minimum tax, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Except as otherwise noted under “—Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a “United States holder” if you are a beneficial owner of a note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes will be characterized and treated as debt instruments subject to the rules governing variable rate debt instruments for United States federal income tax purposes.

Under such rules, you will include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes, and any gain or loss you recognize upon the sale, exchange or maturity of your notes will be capital gain or loss except to the extent that such gain or loss is attributable to accrued but unpaid interest. You will generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. If you are an initial holder that purchased the notes at par, your adjusted tax basis should generally equal the price you paid for the notes.

PRS-10

Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

United States Federal Income Tax Considerations

If you purchase the notes at a price lower than the principal amount of the notes, you may be subject to the rules governing market discount. If you purchase the notes at a price higher than the principal amount of the notes, and if you so elect, you will be subject to the rules governing amortizable bond premium. In either case, you should consult your tax advisor as to the possible application of these rules to you.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the sale, exchange or maturity of the notes, unless such gross interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your gains in respect of your investment in the notes.

Non-United States Holders. If you are not a United States holder, subject to the discussion of backup withholding and information reporting below, payments of interest (including gain from the sale or exchange of a note that is attributable to accrued interest) in respect of your notes will not be subject to U.S. federal income tax or withholding tax provided that:

•

you do not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock that are entitled to vote, within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;

•	you are not a bank whose receipt of interest on your notes is described in Section 881(c)(3)(A) of the Code;

•	the interest is not effectively connected with the conduct of a trade or business in the United States; and

•

you (i) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on Internal Revenue Service (the “IRS”) Form W-8BEN (or other applicable form)); or (ii) hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to holders that are pass-through entities.

If the requirements described above are not satisfied, a 30% withholding tax will generally apply to the gross amount of interest on the notes that is paid to you. If the interest is effectively connected with the conduct of a trade or business within the United States, you would not be subject to the 30% withholding tax provided you certify as provided on IRS Form W-8ECI; however, you would be subject to United States federal income tax in the same manner as United States holders as described above, unless an applicable income tax treaty provides otherwise, and, if you are a corporation, you could be subject to a branch profits tax with respect to such income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

In addition, you generally will not be subject to United States federal income tax on capital gain realized on the sale, exchange or maturity of the notes, unless:

•	you are an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with your conduct of a trade or business in the United States (or, if certain tax treaties apply, is attributable to a permanent establishment in the United States).

PRS-11

Floating Rate Notes Notes Linked to 3 Month LIBOR due June 20, 2017

United States Federal Income Tax Considerations

If the first exception applies to you, you generally will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the sale, exchange or maturity of the notes) exceed capital losses allocable to United States sources. If the second exception applies to you, you generally will be subject to United States federal income tax with respect to such gain in the same manner as United States holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Backup Withholding and Information Reporting. In general, if you are a non-corporate United States holder, Wells Fargo and other payors are required to report to the IRS all payments made to you on your notes. In addition, Wells Fargo and other payors are required to report to the IRS any payment of proceeds of the sale or exchange of your notes before maturity within the United States (as well as the proceeds of certain sales outside the United States). Additionally, backup withholding will apply to any payments made to you on your notes if you fail to provide an accurate taxpayer identification number or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns.

If you are a non-United States holder of notes, we must report annually to the IRS and to you the amount of interest payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. You will generally not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States holder and you comply with certain certification and identification requirements as to your foreign status.

PRS-12